Greenland Acquisition Corporation

Suite 906, Tower W1, Oriental Plaza

No. 1 East Chang’an Street, Dongcheng District

Beijing, China 100006

September 10, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Edward M. Kelly

Re:	Greenland Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A Filed August 21, 2019 File No. 001-38605

Dear Mr. Kelly:

Greenland Acquisition Corporation, a British Virgin Islands company (the “Company”, “we”, “us” or “our”), hereby transmits its responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2019, regarding the Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 21, 2019 (the “Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Revised Preliminary Proxy Statement on Schedule 14A filed August 21, 2019

Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Period Ended June 30, 2019

Note 7 - Property, Plant and Equipment, page F-53

1.	Please revise your presentation to ensure the total amounts of property, plant and equipment, net are properly displayed within the table on page F-53.

In response to the Staff’s comment, we have revised our disclosure on page F-53 of the Amended Proxy Statement.

Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Year Ended December 31, 2018

Note 25 - Subsequent Events, page F-91

2.	We have reviewed your response to prior comment 18. We note that you have now disclosed the actual date through which subsequent events have been evaluated. Please revise your disclosure here and on page F-60 to disclose also whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, we have revised our disclosure on pages F-60 and F-91 of the Amended Proxy Statement to clarify that subsequent events have been evaluated through the date the financial statement were issued.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Ari Edelman, of Ellenoff Grossman & Schole LLP, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Yanming Liu
Yanming Liu, Chief Executive Officer
Greenland Acquisition Corporation

cc:	Ellenoff Grossman & Schole LLP
T&C Law Firm